BOBA POPS®

Introducing Boba POPS®, the First and Only Alcohol-Filled Boba on the Market


Boba POPS!
BOBA WITH ALCOHOL

bobapops.com Slippery Rock, PA

Highlights

1. First and only alcohol-filled popping boba on the market — protected by patent through 2035
2. $2.8M in 2025 revenue – 3.6X growth year-over-year
3. 10,000+ points of distribution across 75 national chains, including Publix, Total Wine, Albertsons
4. 70% gross margin and 55% Net Brand Contribution at scale — highly attractive acquisition profile
5. U.S. manufacturing with 5x capacity expansion underway
6. RTD line in test markets in 2026, national rollout 2027 — Fastest-growing segment in bev alcohol
7. Leadership team with $700M+ in prior exits — they've done this before
8. $6M of equity raised, about half of which is from experienced beverage investors

Featured Investors



Dr. Phillip Frost Follow Invested $1,950,000

One of our largest shareholders is a billionaire pharmaceutical entrepreneur who built two major drug companies and led both to successful exits: Key Pharmaceuticals, sold to Schering-Plough, and IVAX, sold to Teva. He is building his third company, OPKO.

"In investing, I look for breakthroughs that change the landscape, not "look-alikes" or line extensions. Boba POPS is that type of product in beverages—a format without direct competitors that can reshape how people drink."



Andrews Family Follow Invested $1,800,000

Mark Andrews' family makes long-term private investments in high-potential spirits brands. With over $1M invested in Boba POPS, they bring strategic capital, disciplined underwriting, and a commitment to supporting, founder-led businesses.

"I've seen a lot of beverage concepts over the years. Boba POPS is a great product and the RTD has enormous potential. It will combine the mass appeal of Bubble Tea with the convenience and remarkable popularity of ready-to-drink cocktails. I'm glad to be buying more stock."



Justin Tupper Follow Invested $500,000

Founded and built Revolution Golf, acquired by NBC Sports to become GolfPass, one of the largest global digital golf platforms in the world. He is widely regarded as an innovative operator who takes concepts from early-stage through successful exits.

"Experience has taught me to trust both the numbers and my instinct. The numbers around Boba POPS® were compelling, but what really stood out was the reaction when people tried it. When I saw that kind of genuine enthusiasm, I had to invest."

Team



Ray Rozycki CEO SPV Voting Proxy

Ray Rozycki has over 30 yrs of experience as an educator, innovator and entrepreneur. His leadership and strategic knowledge of scaling manufacturing systems enabled Unifying Spirits to build Boba POPS specialized production facilities from the ground up.



Mark Andrews President

Mark founded and ran a successful energy company that he took public and sold for $350M. He then founded Castle Brands, a spirits company, which he sold for $300M. Mark's record of scaling companies for major exits positions him to guide Boba POPS.

savvydrinks.com



Roseann Sessa CMO

Ro spent 10+ yrs with Castle Brands, helping build a portfolio of premium alcohol brands. She then founded Savvy Drinks, an advisory firm in the bev/alc space. Ro brings hands-on industry experience, guided 20+ spirits brands from concept to market.

savvydrinks.com



Harmon Rozycki COO

Harmon Rozycki graduated from Wake Forest University with a degree in Math Econ. His familiarity with bubble tea culture and consumer behavior informs brand strategy and marketing. He focuses on operations, product development, and digital marketing.



Justin Tupper Advisor

Justin Tupper is a digital marketing entrepreneur who founded Revolution Golf, acquired by NBC Sports and expanded into GolfPass. Now SVP at Versant Media, he leads marketing, creative, and subscription growth for platforms–GolfPass and Fandango FanClub.

golfpass.com



Stefano Iodice Marketing Advisor

Entrepreneur and growth strategist who manages $100M+ in paid media spend. Operating at this scale enables rapid identification of winning lead-gen and customer acquisition strategies that have scaled brands across hundreds of clients.

adirectly.com

Pitch Deck

What are Boba POPS®

- Boba are small edible pearls that have become iconic in bubble tea (also called boba tea), enjoyed by millions of consumers globally every day.
- There are two types of boba: chewy (solid) and "popping" (with liquid centers).
- Our Boba POPS® (Pearls Of Popping Spirits) contain flavored liqueur.
- They are the only popping boba that contain alcohol.
- Unifying Spirits holds the patent on the process for making them and is the only producer.
- Boba POPS® are popular with consumers because they add an exciting new dimension to drinks, and they are popular with retailers because they add profits.
- Boba POPS® are aligned with several large consumer trends.

5

Where Community Meets Ownership

To Our Current and Future Shareholders,

I'm Ray Rozycki. My son Harmon and I invented the first and only patented alcohol-filled popping boba pearls. Then we went and found the exact team that has built and sold a successful spirits company.

Mark Andrews built Castle Brands from scratch and sold it to Pernod Ricard for $300M. Roseann Sessa spent a decade helping him do it. Dr. Phillip Frost — who built and exited two major pharmaceutical companies — has invested $1.95M of his own capital into Boba POPS. These people know what a category-defining brand looks like at every stage. They chose this one.

The product is unlike anything else in alcohol. Boba POPS are alcohol-filled popping boba pearls. Drop them into a cocktail, a glass of sparkling wine, or a shot, and they deliver a burst of flavor and texture that transforms the drink. When someone sees them in a glass across a bar, they immediately want one. That's the most powerful form of marketing that exists.


A LEADER IN A NEW CATEGORY
Boba with a BUZZ!

The numbers reflect real traction. We sold ~5,000 cases in 2024 (~$800K revenue). In 2025, we sold ~25,000 cases (~$2.8M revenue) — 3.6x growth. We are now in 10,000+ points of distribution across 75 chains in 33 states, with full national coverage expected by the end of 2026

Our moat is real. U.S. Patent No. 10,077,419 protects our production process through 2035. We operate the only domestic facility capable of producing alcohol-filled boba,

built around specialized equipment that isn't readily available in the U.S. By the time the patent expires, we intend to have the brand equity and distribution depth that makes us the only rational answer in the category.

The RTD line changes the growth trajectory. Our ready-to-drink line opens the fastest-growing segment in beverage alcohol and answers the consumer education question instantly. Test markets in 2026, national distribution in 2027, supported by new high-capacity equipment coming online in our Pittsburgh facility.

The exit path is the same one this team has already walked. While our plans are much larger, even at our 2027 target of 100,000 cases, we are projecting ~$12M in revenue and >$7M in Net Brand Contribution. At a 15x NBC multiple — consistent with comparable spirits exits — that implies a valuation of ~$100M, or roughly $20 per share.

Future projections are not guaranteed.

We are raising $1M to complete our Pittsburgh facility, launch the RTD line, and fund regional sales execution. Each dollar has a job.

Sincerely, Ray Rozycki *CEO, Boba POPS®*


PEARLS OF POPPING SPIRITS®
Meet Boba POPS!

Boba POPS are alcohol-filled boba pearls made with flavored liqueur. Each pearl delivers a burst of flavor that pops in your mouth as you sip — creating an entirely new kind of drink experience. It's alcohol that transforms whatever is in your glass.

Available in 9 flavors, they work in cocktails, sparkling wine, shots, frozen drinks, and hot toddies. Vegan, gluten-free, and dairy-free.



What Protects Boba POPS® from Competitors

We're patented and trademarked. U.S. Patent No. 10,077,419 protects our production process through 2035, creating a legal barrier to direct replication. The Boba POPS® name is federally trademarked.

We were first. Boba POPS was first to market in America. With 10,000+ points of distribution and national distributor agreements already in place, we have a head start that takes years and tens of millions of dollars to replicate.


BOBA POPS IS THE FIRST & ONLY...
Patented Boba Alcohol Drink

We're the only U.S. producer — and that's hard to change. We operate the only domestic facility capable of producing alcohol-filled boba, built around specialized equipment sourced from China and Argentina that is not readily available in the U.S. The majority of global boba production is in Asia. Our U.S. production gives us supply chain control, tariff insulation, and a competitive moat that offshore players cannot easily overcome.

The know-how is ours. Our proprietary flavor profiles, ingredient blends, and shelf-life formulations have been refined over four years of production. They are not something a competitor can purchase or reverse-engineer quickly.

Why Retailers Love Boba POPS®

Boba POPS doesn't fight for shelf space — it creates a new one. There's nothing like it in alcohol, making it a true incremental category that adds revenue without cannibalizing existing brands.

The economics are compelling. For restaurants and bars, a $180 case generates roughly $1,200 in on-premise revenues — about $1,000 in incremental gross profit per case for the operator. For distributors, it adds revenue without competing with anything already in their portfolio.


6,000+ Stores Selling Boba POPS!
WB LIQUORS
Ralphs
Albertsons
Publix
Total Wine & MORE
VONS
Kroger
ABC
KING Soopers
Winn Dixie
SAFEWAY
festival foods

We're a digital-first brand with 10M+ impressions across social platforms. Our marketing drives consumer demand before shoppers ever enter a store — bringing traffic to retail partners from people asking for Boba POPS by name.

In 2026 we are accelerating into on-premise. When consumers see Boba POPS served in a martini or a glass of champagne across a bar, it answers the "how do I use this?" question instantly, drives organic social sharing, and increases ticket size. On-premise and off-premise reinforce each other — and we now have the distribution footprint to qualify for regional and national chain menu placements.

Why Consumers Love Boba POPS®

Boba POPS deliver an unexpected burst of premium liqueur with every sip — a sensory experience you don't get from any other spirit. The pearls are visual and made for sharing, which means customers naturally post, tag, and spread the word. When someone sees Boba POPS in a friend's glass, they immediately want one. That organic FOMO has generated 10M+ impressions without paid amplification.


BobaPOPS
10M+ Impressions!
Popping Pimm's Cocktail

GROWTH & DISTRIBUTION

In 24 months, we've grown from concept to 25,000 cases annually.


Momentum Is Building Fast!
100,000
projected cases
Full RTD Rollout
50,000
projected cases


25,000
cases sold
4,750
cases sold
Q1 Q2 Q3 Q4
2024
Q1 Q2 Q3 Q4
2025
Q1 Q2 Q3 Q4
2026
Q1 Q2 Q3 Q4
2027

Future projections are not guaranteed.

We increased volume almost 400% in 2025 and are targeting 100,000 cases in 2027, driven by RTD expansion and full national chain penetration.


National Distribution Expansion
6,000+ RETAIL LOCATIONS • DISTRIBUTION EXPANDING NATIONWIDE


Retail Search Demand!
100,000+
Clicks To
BobaPops.com
101,855
Total
United States
Mexico


$6 Million Raised!
IN FOUNDER AND
EARLY-INVESTOR EQUITY

Ready-to-Drink: The Next Big Step


THE NEXT BIG CHAPTER


Boba POPS RTD!
POP & GO
POP & GO
POP & GO
POP & GO

RTD cocktails are the fastest-growing segment in beverage alcohol. Our RTD line brings the Boba POPS experience into a format that needs no explanation — you open it and enjoy it. That solves the consumer education challenge and opens a market that our core product alone cannot fully address.


BOBA POPS RTD (READY-TO-DRINK)
The Biggest Upside Is Still Ahead

Margins are comparable to our existing product, with meaningful upside at scale. We'll enter test markets in 2026 with lemonade and tea variations, and target national distribution in 2027, supported by new high-capacity packaging equipment coming online in our Pittsburgh facility.

The Exit Strategy

Castle Brands was built by this team from concept to a $300M+ sale to Pernod Ricard. We are applying the same playbook: defensible IP, national distribution, and a brand in a category with no direct competitor.

We have aspirations to build a much larger brand, but even at 100,000 cases — our 2027 target — we project about $12M in revenue and $7M of Net Brand Contribution. Category leading spirits brands have achieved exit multiples of 15x NBC or more. At that multiple, Boba POPS implies a valuation of about $100M, or roughly $20 per share — representing an attractive return on today's $4 share price.

A note on risk. *We are an early-stage company in a new category. Consumer education takes time and capital. Retail execution is hard. The RTD launch could be delayed. Competition, while legally constrained by our patent, could emerge from unexpected directions. We are being transparent about this because we want investors who understand what they own. Those are some of the risks. The opportunity is a category defining brand with a 9-year patent, a proven team, and a product that often sells itself the first time that someone sees it.*

Future projections are not guaranteed.

Investor Perks



INVESTOR TIERS

Investment Perks

$250 Bronze Ambassador Package: Boba POPS® Party Hosting Kit

- RECIPE BOOKLET, COASTERS, LOGOED BOBA POPS® STRAWS
- 50% DISCOUNT CODE FOR FIRST ONLINE ORDER
- EXCLUSIVE BOBA POPS® INVESTOR T-SHIRT

$500 Silver Ambassador Package: Party Hosting plus Product Samples

- PARTY HOSTING KIT
- GIFT CARD FOR TWO BOTTLES OF BOBA POPS®

$1,000 Gold Ambassador Package: Party Hosting plus Sharing Package

- PARTY HOSTING KIT
- GIFT CARD FOR FOUR BOTTLES OF BOBA POPS®
- BOBA POPS® GIFT BAGS
- EXCLUSIVE BOBA POPS® LOGOED HAT

$5,000 Platinum Ambassador Package: Boba POPS® Ultimate Party Kit

- PARTY HOSTING KIT X2
- GIFT CARD FOR BOTTLE OF ALL FLAVORS OF BOBA POPS®
- BOBA POPS® GIFT BAGS
- EXCLUSIVE BOBA POPS® LOGOED HAT
- BOBA POPS® BRANDED REUSABLE CUPS & STRAWS

$10,000 Diamond Ambassador Package: Platinum Rewards + seat on Crowdfund Advisory Board

- ULTIMATE PARTY KIT PACKAGE
- INVITATION TO SEMI-ANNUAL STRATEGY CALLS
- STRATEGIC INPUT ON BRAND DIRECTION
- PRIORITY NETWORKING OPPORTUNITIES